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TEFRON'S SHARES TO TRADE ON THE TEL AVIV STOCK EXCHANGE IN ADDITION TO NYSE

MISGAV, Israel--(BUSINESS WIRE)--Sept. 26, 2005--Tefron Ltd. (NYSE:TFR), one of the world's leading producers of seamless intimate apparel and active wear, announced today that its shares were approved for listing on the Tel Aviv Stock Exchange (TASE). Trading of the company's shares on the TASE is expected to begin on September 28, 2005. The listing on TASE is in addition to the listing on the New York Stock Exchange where Tefron shares trade under the symbol "TFR".

"We believe that the listing of our shares on the TASE is an important step in our plan to expand and diversify Tefron's shareholders base," said Yos Shiran, Chief Executive Officer of Tefron. "Dual listing may increase the Company's overall trading volume, by providing greater and easier access to Israeli institutional investors, some of which are currently limited in their trading on foreign exchanges, as well as to other Israeli and European investors who trade on the TASE."

Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, The Gap, Banana Republic, Target, Warnaco/Calvin Klein, Patagonia, Reebok and El Corte Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. The Company's Healthcare Division manufactures and sells a range of textile healthcare products.

This press release contains certain forward-looking statements with respect to the Company's business, financial condition and results of operations. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to, fluctuations in product demand, economic conditions as well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated.

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 Contacts
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Tefron Ltd.
CFO
Mr. Asaf Alperovitz, 972-4-9900803
aasaf@tefron.com
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www.tefron.com
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